
November 2, 2012

Via E-mail
Mr. John Scanlon
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, VA 20151

>   **Re: Intersections Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012**
>   **Filed May 10, 2012 and August 9, 2012**
>   **File No. 000-50580**

Dear Mr. Scanlon:

We have reviewed your letter dated October 25, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   Your response to prior comment 1 indicates that you continue to provide your services to existing subscribers under the financial and other applicable terms and conditions that were in effect at the time of cessation. Please describe further the terms that were in effect at December 31, 2011 and tell us whether such terms provide you the contractual right to continue to service existing subscribers and if so, for how long. Also, explain

further what terms are currently under negotiation with Bank of America and why. Further, please clarify whether it is at all feasible that you could lose the right to continue to service your existing customers should Bank of America not agree to a new agreement and if so, how soon that could happen.

2.   You disclose on page 30 in the June 30, 2012 Form 10-Q that total subscriber additions decreased from 934,000 for the three months ended June 30, 2011 to 256,000 during the same period in fiscal 2012. You further state that the decrease in revenue is primarily due to a reduction in subscribers as a result of the decision by Bank of America to stop marketing your services under your direct marking arrangement.   Based on these disclosures it appears that there could be a material change in the revenues earned from Bank of America and disclosure of such amounts in your interim period filings would be beneficial in further understanding the impact of the cessation, or the potential impact should you lose the ability to continue to service existing customers. Please tell us the amount and percentage of revenue generated from Bank of America for each of the quarters in fiscal 2011 and 2012 and your consideration to disclose such amounts beginning with your September 30, 2012 Form 10-Q.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief